

September 21, 2012

Via e-mail:
Mr. Doron Turgeman
Chief Executive Officer
B Communications Ltd.
2 Dov Friedman Street
Ramat Gan 52503
Israel

>   **Re: B Communications Ltd.**
>   **Form 20-F for the fiscal year ended December 31, 2011**
>   **Filed April 30, 2012**
>   **File No. 001-33773**

Dear Mr. Turgeman:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 71

Results of Operations, page 74

1. We note your statement that the, "following three tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group and on a consolidated basis during the years ended December 31, 2011, 2010 and 2009." However, it appears certain line items in the table on page 75 do not reconcile to either the consolidated statements of income or to your Note 6 – Segment Reporting. . These line items are consolidated "total cost, profit from operating activities to owners of the Company, total assets attributable to operations, and total liabilities attributable to segment of operations." Please reconcile them in detail to either your

audited financial statements or your reportable segments as shown in Note 6- Segment Reporting. In addition, your results of operations discussion should provide an analysis that corresponds to your tabular presentation of significant components of revenue and expenses included in your audited financial statements and segment footnote. Please provide us with your proposed future disclosure.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2011, page 78

2. We note your disclosure on page 80 regarding loss attributable to the owners and income attributed to non-controlling interests. Based on this disclosure it is not clear to us how you allocate net income to owners and non-controlling interests. Please disclose in detail how you allocated net income for the year ended December 31, 2011 and 2010 to owners of the company and to non-controlling interests. Explain why the owners of the company recognized losses for both years, while non-controlling interest holders recognized a profit for both years.

B. Liquidity, page 85

3. You disclose on page 88 your ability to meet your liquidity needs for the next 12 months. In addition to your short term liquidity discussion, please disclose in detail your long-term plans and ability to fund your working capital, capital expenditures, debt service and other funding requirements. Provide us with your proposed disclosure.

Notes to the Consolidated Financial Statements, page F-13

Note 6 - Segment Reporting, page F-44

Adjustments for segment reporting of revenue, profit or loss, and assets and assets and liabilities, page F-49

4. We note that in your profit or loss reconciliation, the line item "other adjustment" was (NIS) 1.8 billion, or 234% of consolidated profit before income taxes. In accordance with paragraph 28 of IFRS 8, please identify and describe all material reconciling items. Also, identify and describe all material reconciling items for "other adjustments" in the assets and liabilities reconciliation. Provide us with your proposed disclosure.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director